

December 29, 2014

Via E-mail
John Pescatore
Chief Executive Officer and President
Pacific Datavision, Inc.
100 Hamilton Plaza
Paterson, NJ 07505

> **Re:** **Pacific Datavision, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 19, 2014**
> **File No. 333-201156**

Dear Mr. Pescatore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Notes to Financial Statements

2.Summary of Significant Accounting Policies, Revenue Recognition, page F-23

1. We note your response to comment 2 from our letter dated December 12, 2014. You indicated that the company sells pdvConnect products to businesses who are not end users on the networks provided by the domestic carriers. We also noted on page 29 that you offer pdvConnect to customers who utilize Tier 1 cellular networks. Please tell us :

   a. The percentage of revenue generated from customers on domestic cellular networks other than the networks provided by the two domestic carriers ("other network providers").

        b.   How you bill and collect from customers operating on domestic cellular networks other than the networks provided by the two domestic carriers.

        c.   The monthly sales price you charge customers operating through other network providers.

        d.   Why you do not have a contractual relationship with any other domestic carrier i.e. other than the two domestic carriers.

2.   You indicated in your response to comment 2(b) and 2(k) from our letter dated December 12, 2014 that the fee for the pdvConnect service does not include any costs for the end users using the domestic carriers' networks. We further note that your cost of revenue include network services, connectivity, and SMS service charged by the Domestic Carriers. Please clarify for us whether your cost of revenue includes network services provided by the network providers including the two domestic carriers.

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

                               Sincerely,

                               /s/ Robert S. Littlepage, for

                               Larry Spirgel
                               Assistant Director